Exhibit 21

SUBSIDIARIES OF TPC GROUP, INC.

1.	TPC Group LLC, a Texas limited liability company

2.	TP Capital Corporation, a Delaware corporation

3.	Texas Butylene Chemical Corporation, a Texas corporation

4.	Texas Olefins Domestic International Sales Corporation, a Texas corporation

5.	Port Neches Fuels LLC, a Delaware limited liability company

6.	Texas Petrochemicals Netherlands B.V., a Netherlands private company with limited liability